04001447

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2004
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-421699~~ 8-65439

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 AND ENDING 12/31/03

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Contemporary Financial Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

250 Australian Avenue South, Suite 1800
(No. and street)

West Palm Beach | Florida (State) | 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Poff, Jr. | (561) 835-4100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 East Las Olas Blvd., Suite 1400 (Address) | Fort Lauderdale (City) | FL (State) | 33301 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, John Poff, swear that, to the best of my knowledge and belief, the accompanying financial statements pertaining to Contemporary Financial Solutions, Inc. (the "Company") for the year ended December 31, 2003 and for the period from April 29, 2002 (date of incorporation) to December 31, 2002 and Supplemental Schedule as of December 31, 2003 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

John W. Poff
Signature

02/20/04
Date

President
Chief Operating Officer and Treasurer
Title

Subscribed and sworn to before me this 20 day of Feb., 2004.

Patricia Starke
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
PATRICIA STARKE
MY COMMISSION # DD 025665
EXPIRES: August 10, 2005
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(SEC I.D. No. 8-121699)

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE PERIOD FROM APRIL 29, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002 AND SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, FL 33301-2248
USA

Tel: +1 954 728 3800
Fax: +1 954 728 3838
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Contemporary Financial Solutions, Inc.:

We have audited the following financial statements of Contemporary Financial Solutions, Inc. (the "Company"), a wholly owned subsidiary of Mutual Service Corporation, as of December 31, 2003 and 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period from April 29, 2002 (date of incorporation) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934.

The supplemental schedule is the responsibility of the Company's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the financial statements taken as a whole.

Deloitte + Touche LLP

February 23, 2004

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
ASSETS:		
Cash and cash equivalents	$ 695,851	$ 778,165
Accounts receivable	114,702	117,836
Property, net	28,432	44,741
Prepaid expenses and other assets	58,440	54,557
TOTAL	$ 897,425	$ 995,299
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Due to parent	$ 200,097	$ 128,909
Accrued liabilities	73,309	33,824
Deferred tax liability, net	6,033	6,033
Total liabilities	279,439	168,766
COMMITMENTS AND CONTINGENCIES (Note 7)		
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value—200,000 shares authorized, 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	999,000	999,000
Accumulated deficit	(382,014)	(173,467)
Total stockholder's equity	617,986	826,533
TOTAL	$ 897,425	$ 995,299

See notes to financial statements.

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE PERIOD FROM APRIL 29, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002

	2003	2002
REVENUES:		
Variable products	$ 74,038	$ -
Mutual fund revenue	65,987	-
Interest income	6,008	6,808
Other revenue	42,269	-
Total revenues	188,302	6,808
OPERATING EXPENSES:		
Commissions	91,325	-
Employee compensation and benefits	125,926	29,990
General and administrative	214,129	130,331
Rent expense	11,922	1,408
Registration fees	49,536	99,575
Depreciation	16,309	4,186
Professional services	2,404	26,588
Total operating expenses	511,551	292,078
LOSS BEFORE INCOME TAX BENEFIT	(323,249)	(285,270)
INCOME TAX BENEFIT	(114,702)	(111,803)
NET LOSS	$(208,547)	$(173,467)

See notes to financial statements.

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE PERIOD FROM APRIL 29, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCES, APRIL 29, 2002	-	$ -	$ -	$ -	$ -
Capital contribution from parent	100,000	1,000	999,000		1,000,000
Net loss				(173,467)	(173,467)
BALANCES, DECEMBER 31, 2002	100,000	1,000	999,000	(173,467)	826,533
Net loss				(208,547)	(208,547)
BALANCES, DECEMBER 31, 2003	100,000	$ 1,000	$999,000	$ (382,014)	$ 617,986

See notes to financial statements.

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003 AND FOR THE PERIOD FROM APRIL 29, 2002 (DATE OF INCORPORATION) TO DECEMBER 31, 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (208,547)	$ (173,467)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Depreciation	16,309	4,186
Deferred tax liability, net	-	6,033
Changes in assets and liabilities:		
Accounts receivable	3,134	(117,836)
Prepaid expenses and other assets	(3,883)	(54,557)
Due to parent	71,188	128,909
Accrued liabilities	39,485	33,824
Net cash flows used in operating activities	(82,314)	(172,908)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property	-	(48,927)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution from parent	-	1,000,000
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(82,314)	778,165
CASH AND CASH EQUIVALENTS—BEGINNING OF YEAR	778,165	-
CASH AND CASH EQUIVALENTS—END OF YEAR	$ 695,851	$ 778,165

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Contemporary Financial Solutions, Inc. (the "Company") was incorporated in the state of Delaware on April 29, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). As a broker-dealer, the Company offers services to a network of independent contractor registered representatives throughout the United States and focuses primarily on the sale of mutual funds and variable insurance products.

The Company is wholly owned by Mutual Service Corporation ("MSC"), a broker-dealer registered with the SEC and NASD. MSC is a subsidiary of Pacific Select Distributors, Inc., which is a wholly owned subsidiary of Pacific Life Insurance Company ("Pacific Life"). Pacific Life's immediate parent is Pacific LifeCorp.

The Company claims exemption from the Customer Protective Rule (Rule 15c3-3) of the SEC based on its limited business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Accounts Receivable—Accounts receivable primarily represent taxes receivable relating to the respective year's tax benefit.

Fair Value of Financial Instruments—The carrying amount of accounts receivable, prepaid expenses, and other assets, due to parent and accrued liabilities, approximates fair value due to the short maturity of those instruments.

Property—Property is carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which is three years. Property is comprised of computer and computer-related equipment at December 31, 2003.

Long-Lived Assets—In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated discounted cash flows associated with the asset are compared to the asset's carrying amount to determine if a write-down is necessary.

Securities Transactions—Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully-disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in variable products and mutual fund revenue in the statements of operations.

Overrides and Institutional Commissions—Overrides and institutional commissions primarily consist of ticket charges on securities trades, due diligence revenue from product sponsors, commissions on trades executed on behalf of product sponsors, and marketing allowances received from companies. Overrides and institutional commissions are recognized as earned and are included in variable products in the statements of operations.

Income Taxes—The Company's operations are included in the consolidated Federal income tax return of Pacific Mutual Holding Company, the Company's ultimate parent. The Company is allocated an expense (benefit) under a tax-sharing arrangement based principally on the effect of including its operations in the provision. Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal element of deferred income taxes is depreciation.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements—Effective January 1, 2002, the Company adopted the requirements of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill shall not be amortized and shall be tested for impairment annually. Other intangible assets shall be amortized over their useful lives. As of December 31, 2003, the Company does not have any goodwill or other intangible assets.

Effective January 1, 2003, the Company adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized at fair value when actually incurred. The adoption of SFAS No. 146 had no impact on the Company's financial statements.

Effective January 1, 2003, the Company adopted FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which clarifies the requirements of SFAS No. 5, *Accounting for Contingencies*, relating to a guarantor's accounting for and disclosures of certain guarantees issued. FIN 45 requires certain guarantees that are issued or modified after December 31, 2002 to be initially recorded on the consolidated statement of financial condition at fair value. The adoption of FIN 45 did not have a material impact on the Company's financial statements.

Effective February 1, 2003, the Company adopted FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*. FIN 46 requires that Variable Interest Entities (VIE), be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities, or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about VIEs that companies are not required to consolidate but in which a company has a significant variable interest. The adoption of FIN 46 had no impact on the Company's financial statements.

Effective December 31, 2003, the Company adopted FIN 46 (revised December 2003) *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* ("FIN 46R"). FIN 46R replaced FIN 46 and clarified the application of ARB No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company did not have any VIEs as of December 31, 2003 and the consolidation requirements of FIN 46R will apply immediately to all VIEs created after December 31, 2003. The adoption of FIN 46R had no impact on the Company's financial statements.

Effective June 1, 2003, the Company adopted SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments that were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 had no impact on the Company's financial statements.

Effective July 1, 2003, the Company adopted SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 had no impact on the Company's financial statements.

3. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) defined contribution plan (the "Contribution Plan") that covers substantially all employees and is provided by Pacific Life. Generally, employees (participants) who have one month of continuous employment are eligible to participate in the Contribution Plan. Participants may contribute 2% to 20% of their before-tax commissions or compensation in each pay period. Matching contributions are made in the form of common stock of Pacific LifeCorp through an Employee Stock Ownership Plan of the Contribution Plan and will not exceed 75% of the first 6% of the participant's before-tax contributions up to the Internal Revenue Service maximum allowable amount. The Company contributed $407 and $88 to the Contribution Plan for the year ended December 31, 2003 and for the period from April 29, 2002 (date of incorporation) to December 31, 2002, respectively.

4. **INCOME TAXES**

Deferred income taxes as of December 31, 2003 and 2002 are as follows:

	2003	2002
Deferred tax assets (liabilities):		
Depreciation	$ (6,381)	$ (6,381)
Other	348	348
Deferred tax liability, net	$ (6,033)	$ (6,033)

The components of the income tax benefit at December 31, 2003 and 2002 are as follows:

	2003	2002
Current:		
Federal	$(100,625)	$ (98,390)
State	(14,077)	(19,446)
Total current	(114,702)	(117,836)
Deferred:		
Federal	-	5,038
State	-	995
Total deferred	-	6,033
Total income tax benefit	$(114,702)	$(111,803)

A reconciliation of income taxes at the Federal statutory rate to the income tax benefit for the year ended December 31, 2003 and for the period from April 29, 2002 (date of incorporation) to December 31, 2002 is as follows:

	2003		2002	
	Amount	Rate	Amount	Rate
Federal statutory rate	$ (100,625)	(31.1)%	$ (99,845)	(35.0)%
State income taxes, net of Federal income tax benefit	(14,077)	(4.4)%	(11,993)	(4.2)
Other	-	-	35	-
Total income tax benefit and effective tax rate	$ (114,702)	(35.5)%	$ (111,803)	(39.2)%

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, under the most restrictive requirement,

the Company had net regulatory capital of $403,156, which was $384,527 in excess of its required net capital of $18,629. At December 31, 2002, under the most restrictive requirement, the Company had net regulatory capital of $595,263, which was $574,167 in excess of its required net capital of $21,096. At December 31, 2003 and 2002, the Company's ratio of aggregate indebtedness to net capital was .69 and .28 times its net capital.

6. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with MSC. At December 31, 2003 and 2002, the Company had $200,097 and $128,909, respectively, payable to MSC relating to various expenses paid by MSC on the Company's behalf and is recorded in the statements of financial condition as due to parent.

7. COMMITMENTS AND CONTINGENCIES

Litigation—The Company, from time to time, may be subject to lawsuits arising in the ordinary course of business. As of December 31, 2003, the Company was not a defendant in any lawsuits.

Financial Instruments with Off-Balance Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers. The Company introduces these customer transactions for clearance through independent clearing agents on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

CONTEMPORARY FINANCIAL SOLUTIONS, INC.
(A Wholly Owned Subsidiary of Mutual Service Corporation)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2003

	2003
STOCKHOLDER'S EQUITY	$ 617,986
DEDUCT NONALLOWABLE ASSETS:	
Accounts receivable	114,702
Property, net	28,432
Prepaid expenses and other assets	58,440
Total nonallowable assets	201,574
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	416,412
DEDUCT—HAIRCUTS ON MONEY MARKET FUNDS	(13,256)
NET CAPITAL	$ 403,156
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Due to parent	$ 200,097
Accrued liabilities	73,309
Deferred tax liability, net	6,033
TOTAL AGGREGATE INDEBTEDNESS	$ 279,439
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 18,629
Net capital in excess of requirement	384,527
NET CAPITAL	$ 403,156
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.69

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited Focus Report, Part IIA, Form X17a-5, as of December 31, 2003.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1400
200 East Las Olas Boulevard
Fort Lauderdale, FL 33301-2248
USA

Tel: +1 954 728 3800
Fax: +1 954 728 3838
www.deloitte.com

February 23, 2004

Board of Directors
Contemporary Financial Solutions, Inc.:

In planning and performing our audit of the financial statements of Contemporary Financial Solutions, Inc. (the "Company") for the year ended December 31, 2003, on which we issued our report dated February 23, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP